ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

7 December 2009

Allied Gold Limited

TRADING HALT

The securities of Allied Gold Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 9 December 2009 or when the announcement is released to the market.

Security Code: ALD

J Hewitt

Jill Hewitt
Adviser Issuers (Perth)

ALLIED GOLD LIMITED

7 December 2009

Ms Kerrie Papamihail
Australian Securities Exchange
By email: kerrie.papamihail@asx.com.au
Fax: 9221 2020

TRADING HALT REQUEST

Allied Gold Limited (Allied) hereby requests a trading halt of its securities with effect immediately.

In accordance with Listing Rule 17.1 Allied advises:

- The trading halt is requested pending release of an announcement regarding the finalisation of a proposed capital raising via a placement of shares.
- Allied requests that the trading halt continue until the earlier of Allied making an announcement, or the opening of trading on 9 December 2009.
- The event Allied expects will end the trading halt is an announcement by Allied to the ASX in relation to the finalisation of the proposed capital raising.
- Allied is not aware of any reason why the trading halt should not be granted.

If you have any queries in relation o this matter, please do not hesitate to contact me.

Yours faithfully

Peter Torre
Company Secretary